FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ESSENTIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, July 15, 2014.

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendence of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

PERSONAL DELIVERY

Mr. Superintendent:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf No. 150, floor 14, borough of Las Condes, a company registered in the Securities Registry under No. 42, Taxpayer ID No. 93.458.000-1, and being duly authorized, hereby communicates to you the following essential information with respect to the Company, its business, its publicly offered securities or any offer thereof, pursuant to the provisions found in article 9 and subsection 2 of article 10, both from Law No. 18,045, and in General Rule No. 30 issued by this Superintendency:

As of this date, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of sale for the bonds that shall be issued in the United States of America on July 22, 2014, for an amount of US$500,000,000. The effective term of the bonds is 10 years. The interest rate is 4.5% per year. The capital shall be paid on the maturity date of the bonds, established on August 1, 2024, while interest shall be paid bi-annually.

The funds resulting from the issue shall be used for the purposes of refinancing the Company’s liabilities and to satisfy other corporate needs.

In observance of the provisions found in Circular Letter 1072 dated May 14, 1992, issued by the Superintendency of Securities and Insurance, please find attached “Essential Fact Form Placement of Bonds Abroad”.

The copy of the contracts that shall govern the placement, as well as the laws and regulations of the United States of America that govern these matters, shall be sent to you as soon as they become available.

We believe that the information contained in this disclosure should not have effects on the results of the Company.

With no other business to address, sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Executive Vice-President

c.c. – Santiago Stock Exchange

La Bolsa Nº 64,

Santiago.

- Electronic Exchange of Chile

Huérfanos 770, piso 14-

Santiago

- Valparaíso Stock Exchange

Casilla 218-V-

Valparaíso

- Bondholder Representative (Banco Santander),

Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: July 23, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer